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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2007



                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)


                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  [ ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release -- November 8, 2007 -- CAMPBELL RESOURCES ANNOUNCES THIRD QUARTER FINANCIAL RESULTS -- IMPROVED OPERATING RESULTS, MERRILL PIT START-UP HIGHLIGHT SUCCESSFUL QUARTER

99.2 Press Release -- November 12, 2007 -- CAMPBELL RESOURCES ANNOUNCES COMPLETION OF CORPORATE REORGANIZATION FOR MSV RESOURCES AND SALE OF THE CHEVRIER PROPERTY

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CAMPBELL RESOURCES INC.



                                          /s/ Real Savoie
                                          -------------------------------------
                                          Real Savoie
                                          Vice-President Finance


DATE: November 12, 2007

                                  EXHIBIT INDEX


99.1 Press Release -- November 8, 2007 -- CAMPBELL RESOURCES ANNOUNCES THIRD QUARTER FINANCIAL RESULTS -- IMPROVED OPERATING RESULTS, MERRILL PIT START-UP HIGHLIGHT SUCCESSFUL QUARTER

99.2 Press Release -- November 12, 2007 -- CAMPBELL RESOURCES ANNOUNCES COMPLETION OF CORPORATE REORGANIZATION FOR MSV RESOURCES AND SALE OF THE CHEVRIER PROPERTY